JAWS Juggernaut Acquisition Corporation

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigette Lippmann

Re:	JAWS Juggernaut Acquisition Corporation

Registration Statement on Form S-1

File No. 333-253076

Dear Ms. Lippmann,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JAWS Juggernaut Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Paul E. Jacobs, Ph.D
Paul E. Jacobs, Ph.D
Chief Executive Officer and Director